Exhibit (d)(2)(v)

NATIXIS U.S. EQUITY OPPORTUNITIES FUND

Amendment No. 4 to the Sub-Advisory Agreement

(Harris Associates L.P.)

July 1, 2023

Pursuant to Section 11 of the Sub-Advisory Agreement (the “Agreement”) dated October 30, 2000 among Natixis Funds Trust I (formerly, Nvest Funds Trust I), with respect to its Natixis U.S. Equity Opportunities Fund (formerly, Nvest Star Advisers Fund) series (the “Series”), Natixis Advisors, LLC (formerly, Nvest Funds Management, L.P.) (the “Manager”) and Harris Associates, L.P. (the “Sub-Adviser”), the Agreement is hereby amended by deleting Section 7 in its entirety and replacing it with the following:

7.       Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.51% of its Segment’s average daily net assets. Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

NATIXIS ADVISORS, LLC
By: NATIXIS Distribution Corporation, its general partner

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

HARRIS ASSOCIATES L.P.
By: Harris Associates Inc., its general partner

By:	/s/ Christopher W. Keller
Name:	Christopher W. Keller
Title:	President

NATIXIS FUNDS TRUST I
On behalf of its Natixis U.S. Equity Opportunities Fund series

By:	/s/ Susan McWhan Tobin
Name:	Susan McWhan Tobin
Title:	Secretary